UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 1, 2015

STOCK BUILDING SUPPLY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-36050	26-4687975
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8020 Arco Corporate Drive, Suite 400

Raleigh, North Carolina 27617

(Address of principal executive offices) (Zip Code)

(919) 431-1000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger and Transaction Structure

On June 2, 2015, Stock Building Supply Holdings, Inc., a Delaware corporation (the “Company”), and Building Materials Holding Corporation, a Delaware corporation (“BMC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which BMC, subject to certain conditions, will be merged with and into the Company, with the Company surviving the merger (the “Merger”). The Merger Agreement and the Merger have been unanimously approved by the boards of directors of both the Company and BMC.

Merger Consideration

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of BMC (the “BMC Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding (a) any shares of BMC that are held in treasury and (b) any shares of BMC Common Stock held by any BMC stockholder who is entitled to exercise, and properly exercises, dissenter’s rights with respect to such shares of BMC Common Stock pursuant to the General Corporation Law of the State of Delaware) will be converted into the right to receive 0.5231 shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). No fractional shares of Company Common Stock shall be issued pursuant to the Merger. Each holder of BMC Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Company Common Stock (after taking into account all shares of BMC Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Company Common Stock on the Nasdaq Global Select Market (“Nasdaq”) on the last complete trading day prior to the date of the Effective Time.

Immediately following the Effective Time, BMC stockholders collectively are expected to hold approximately 60% of the shares of the Company, and Company stockholders collectively are expected to hold approximately 40% of the shares of the Company.

Governance

As of the Effective Time, the Company is expected to have a Board of Directors consisting of nine directors, (i) five of whom will be persons designated by BMC, including Mr. Peter Alexander, the current Chief Executive Officer of BMC, (ii) three of whom will be persons designated by the Company, including Mr. Jeff Rea, the current Chief Executive Officer of the Company, and (iii) one of whom will be mutually agreed to by the Company and BMC as promptly as practicable after the execution of the Merger Agreement but prior to the Effective Time. If the Company and BMC cannot mutually agree prior to the Effective Time on the ninth individual to become a director, then the Company’s Board of Directors shall consist of eight directors as of the Effective Time.

Under the terms of the Merger Agreement, as of the Effective Time, Mr. Alexander will be appointed as the Chief Executive Officer of the Company.

As of the Effective Time (or as soon as reasonably practicable thereafter), the Company’s headquarters will move to Atlanta, Georgia, and the Company intends to retain its main operational center in Raleigh, North Carolina.

Conditions to the Merger

The completion of the Merger is subject to the satisfaction or waiver of certain customary conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of the Company Common Stock entitled to vote thereon; (ii) the approval of the issuance of the Company Common Stock constituting the Merger consideration (the “Share Issuance”) by the affirmative vote of the holders of a majority of all outstanding shares of the Company Common Stock entitled to vote thereon; (iii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of BMC Common Stock entitled to vote thereon; (iv) the listing on Nasdaq of the Company Common Stock to be issued in the Merger; (v) the expiration of the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (vi) the absence of any law or order prohibiting the Merger or the other transactions contemplated by the Merger Agreement; (vii) the effectiveness of the Form S-4 to be filed by the Company with the Securities and Exchange Commission (the “SEC”) and the receipt of all state securities or “blue sky” authorizations necessary for the issuance of the Company Common Stock pursuant to the Merger Agreement; (viii) each party’s material performance of its obligations and compliance with its covenants; (ix) the accuracy of each party’s representations and warranties, subject to customary materiality qualifiers; and (x) the absence of a material adverse effect on the Company or BMC.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both the Company and BMC, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time. In addition, the Company and BMC have made customary non-solicitation covenants prohibiting each from (i) soliciting, providing non-public information or engaging or participating in any discussions or negotiations concerning proposals relating to alternative business combination transactions, or (ii) entering into an acquisition agreement in connection with such an alternative business combination transaction, in each case, except as permitted under the Merger Agreement.

The Merger Agreement contains certain termination rights for the Company and BMC, including in the event that (i) the Merger is not consummated on or before December 31, 2015, (ii) the approval of the stockholders of the Company is not obtained at a stockholder meeting, (iii) the approval of the stockholders of BMC is not obtained pursuant to written consent, (iv) the other party’s Board of Directors changes its recommendation to its stockholders due to an intervening event or (v) either the Company or BMC terminates the Merger Agreement to enter into a binding agreement providing for a superior alternative transaction. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including in connection with a change in the recommendation of the Board of Directors of the Company or BMC or a termination of the Merger Agreement by the Company or BMC to enter into a binding agreement providing for a superior alternative transaction, the Company or BMC, as the case may be, will pay to the other party a termination fee. The termination fee payable by the Company equals $15,730,000 in cash. The termination fee payable by BMC equals $23,600,000 in cash.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or BMC. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of the Company and BMC in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and BMC rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about the Company or BMC.

Voting Agreements

Concurrently with the execution of the Merger Agreement, the Company entered into a voting agreement (the “BMC Voting Agreement”) with funds affiliated with Davidson Kempner Capital Management LP, Robotti & Company Advisors, LLC and MFP Partners, L.P. (collectively, the “BMC Stockholders”), which beneficially own in the aggregate shares of BMC Common Stock representing approximately 52% of the outstanding BMC Common Stock. Pursuant to the terms of the BMC Voting Agreement, the BMC Stockholders have agreed, among other things, to (i) deliver written consents adopting the Merger Agreement within two business days after the Form S-4 is declared effective under the Securities Act of 1933 and (ii) to vote against certain other specified alternative transactions or actions.

Additionally, concurrently with the execution of the Merger Agreement, BMC entered into a voting agreement (the “Stock Voting Agreement”) with funds affiliated with The Gores Group, LLC (“Gores”), which beneficially own in the aggregate shares of Company Common Stock representing approximately 38% of the outstanding Company Common Stock. Pursuant to the terms of the Stock Voting Agreement, Gores has agreed to (i) support the adoption or other approval of the Merger Agreement, the Merger, the Share Issuance and each of the other transactions contemplated by the Merger Agreement and (ii) vote against certain other specified alternative transactions or actions.

The foregoing summary of the BMC Voting Agreement and the Stock Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the BMC Voting Agreement and the Stock Voting Agreement, which are attached hereto as Exhibits 10.1 and 99.1, respectively and incorporated herein by reference.

ITEM 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Amendments to the 2015 Management Incentive Plan for Executive Officers, the 2013 Incentive Compensation Plan and Employment Agreements

Amendment to 2015 Management Incentive Plan for Executive Officers

On June 1, 2015, the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors approved amendments to the Company’s 2015 Management Incentive Plan for Executive Officers (the “2015 MIP”) to provide that payments pursuant to the 2015 MIP may be made on a pro-rated basis (i) to Mr. Rea, at the sole discretion of the Compensation Committee, if he is terminated prior to the date the 2015 MIP payments are paid and (ii) to the other 2015 MIP participants, at the sole discretion of Mr. Rea, if such participants are terminated prior to the date the 2015 MIP payments are paid.

Amendment to Employment Agreements

On June 2, 2015, the Company entered into employment agreement amendments (the “Amendments”) with each of Mr. Rea; James F. Major, Jr., the Executive Vice President, Chief Financial Officer and Treasurer of the Company; Bryan J. Yeazel, the Executive Vice President and Chief Operating Officer of the Company; Lisa M. Hamblet, the Executive Vice President – eBusiness of the Company; and C. Lowell Ball, the Senior Vice President, General Counsel and Corporate Secretary of the Company (each an “Executive,” and collectively the “Executives”). The Amendments amend the employment agreements entered into between the Company and each of the Executives on October 9, 2014.

Pursuant to each Amendment, if it is determined that the benefits or payments payable under an Executive’s employment agreement, taking into account other benefits or payments provided under other plans, agreements or arrangements, constitute parachute payments that would subject such Executive to the parachute payment excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then the Executive’s total parachute payments will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without an excise tax liability or loss of deduction. However, the parachute payments will not be reduced, and the Executive will receive all of the parachute payments, if the Executive will receive a greater after-tax benefit, taking into account the excise tax payable by the Executive, by receiving all of the parachute payments.

The description of the Amendments with each of Mr. Rea, Mr. Major, Mr. Yeazel, Ms. Hamblet and Mr. Ball set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which are attached hereto as Exhibits 10.2, 10.3, 10.4, 10.5 and 10.6, respectively.

ITEM 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of June 2, 2015, by and between Stock Building Supply Holdings, Inc. and Building Materials Holding Corporation.†

10.1	Voting Agreement, dated as of June 2, 2015, by and among Stock Building Supply Holdings, Inc. and the Stockholders of Building Materials Holding Corporation named therein.

10.2	Employment Agreement Amendment, dated as of June 2, 2015, by and between Jeffrey G. Rea and Stock Building Supply Holdings, Inc.

10.3	Employment Agreement Amendment, dated as of June 2, 2015, by and between James F. Major, Jr. and Stock Building Supply Holdings, Inc.

10.4	Employment Agreement Amendment, dated as of June 2, 2015, by and between Bryan J. Yeazel and Stock Building Supply Holdings, Inc.

10.5	Employment Agreement Amendment, dated as of June 2, 2015, by and between Lisa M. Hamblet and Stock Building Supply Holdings, Inc.

10.6	Employment Agreement Amendment, dated as of June 2, 2015, by and between C. Lowell Ball and Stock Building Supply Holdings, Inc.

99.1	Voting Agreement, dated as of June 2, 2015, by and among Building Materials Holding Corporation and the Stockholders of Stock Building Supply Holdings, Inc. named therein.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. The Company cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger involving BMC and the Company, including future financial and operating results, the Company’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and the Company shareholder approvals; the risk that the Company or BMC may be unable to obtain governmental and regulatory approvals required for the Merger, or required governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger; the risk that a condition to closing of the Merger may not be satisfied; the timing to consummate the Merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on Merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the Merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond the Company and BMC’s control. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and the Company and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and BMC will be submitted to the respective stockholders of the Company and BMC for their consideration. In connection with the Merger and special meeting of the Company’s stockholders, the Company expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the Merger, the Merger Agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and the Company. This communication is not a substitute for the Registration Statement,

Proxy/Consent Solicitation/Prospectus or any other documents that the Company or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy /Consent Solicitation Statement/Prospectus and any other documents filed or furnished by the Company with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from the Company by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

PARTICIPANTS IN THE SOLICITATION

The Company, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for the Company’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 5, 2015

STOCK BUILDING SUPPLY HOLDINGS, INC.

By:	/s/ C. Lowell Ball
Name:	C. Lowell Ball
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of June 2, 2015, by and between Stock Building Supply Holdings, Inc. and Building Materials Holding Corporation.†

10.1	Voting Agreement, dated as of June 2, 2015, by and among Stock Building Supply Holdings, Inc. and the Stockholders of Building Materials Holding Corporation named therein.

10.2	Employment Agreement Amendment, dated as of June 2, 2015, by and between Jeffrey G. Rea and Stock Building Supply Holdings, Inc.

10.3	Employment Agreement Amendment, dated as of June 2, 2015, by and between James F. Major, Jr. and Stock Building Supply Holdings, Inc.

10.4	Employment Agreement Amendment, dated as of June 2, 2015, by and between Bryan J. Yeazel and Stock Building Supply Holdings, Inc.

10.5	Employment Agreement Amendment, dated as of June 2, 2015, by and between Lisa M. Hamblet and Stock Building Supply Holdings, Inc.

10.6	Employment Agreement Amendment, dated as of June 2, 2015, by and between C. Lowell Ball and Stock Building Supply Holdings, Inc.

99.1	Voting Agreement, dated as of June 2, 2015, by and among Building Materials Holding Corporation and the Stockholders of Stock Building Supply Holdings, Inc. named therein.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the Securities and Exchange Commission.